May 14, 2012

Nathan Briggs

T: 202-626-3909

F: 202-383-9308

Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John M. Ganley

Re:	PIMCO Dynamic Income Fund
File Nos. 333-179887 and 811-22673

Dear Mr. Ganley:

On behalf of PIMCO Dynamic Income Fund (the “Fund”), I am writing this letter in response to your request (provided during our telephone conversation on April 23, 2012) for a supplemental confirmation regarding the Fund’s intended treatment of privately-issued asset-backed securities for purposes of the Fund’s industry concentration policy. The request relates to a prior written comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Fund’s initial registration statement on Form N-2, which was filed with the Commission on March 2, 2012.

Please find below a summary of the additional comment you provided to me orally and the Fund’s response:

1.	Comment: Please note the Staff’s position that, for purposes of the Fund’s fundamental policy on industry concentration, different types of privately-issued asset-backed securities represent an investment in a specific industry determined by reference to the type of asset backing the asset-backed security (e.g., auto loans, credit card receivables). Please confirm through a letter to the Staff that the Fund will treat such asset-backed securities backed by different asset groups as separate “industries” for purposes of the Fund’s industry concentration policy.

Response: Although the Fund does not necessarily agree with the Staff’s position, the Fund confirms that, for purposes of its industry concentration policy, it will associate, to the extent practicable, each privately-issued asset-backed security held by the Fund (not including for these purposes privately-issued mortgage-related securities, in which the

Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by the Fund’s investment adviser or sub-adviser.

* * * * *

We believe that this submission fully responds to your request. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Brion R. Thompson, Esq.

Brian Shlissel

Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

Joshua Ratner, Esq.

Dino Capasso, Esq.

David C. Sullivan, Esq.